                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                    04543L109
                       ----------------------------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 20, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                              Page 2
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    1.     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                MICHAEL MARKMAN
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS:
           PF
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):                           [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
           UNITED STATES OF AMERICA
______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |       2,301,000 SHARES OF ISSUER COMMON STOCK.
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       -0- Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |       2,301,000 SHARES OF ISSUER COMMON STOCK.
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- Shares
_______________|_____|_________________________________________________________

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,000 SHARES OF ISSUER COMMON STOCK.
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.44%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                              Page 3
_______________________________________________________________________________


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Michael Markman.

         (b) The business address of Mr. Markman is: 2600 Philmont Avenue, Suite 212, Huntingdon Valley, Pennsylvania 19006.

         (c) Mr. Markman's principal occupation is as Executive Vice President of BET Investments, Inc., a company engaged primarily in the business of real estate development.

         (d) During the last five years, Mr. Markman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, Mr. Markman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Markman is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Mr. Markman used personal funds to acquire the Issuer Common Stock. Mr. Markman paid an aggregate of $46,020 as consideration for the Issuer Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Markman has acquired the shares of the Issuer's Common Stock for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business.

         Mr. Markman has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D, although he reserves the right to do so at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Markman beneficially owns 2,301,000 shares of Issuer Common Stock, which represents 13.44% of the Issuer Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 9, 2001).

         (b) Mr. Markman has sole voting power and power to dispose of the 2,301,000 shares of the Issuer's Common Stock. Mr. Markman does not share power to vote or to dispose of any shares of Issuer Common Stock.

         (c) On November 20, 2001, Mr. Markman purchased 2,301,000 Shares of Issuer Common Stock in the open market at a price of 0.02 per share for an aggregate purchase price of $46,020.

         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                              Page 4
_______________________________________________________________________________



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  November 30, 2001



/s/ Michael Markman
------------------------
Michael Markman